FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated August 5, 2025

Commission File Number 1-15148

BRF S.A.
(Exact Name as Specified in its Charter)

N/A
    (Translation of Registrant’s Name)

14401 AV. DAS NACOES UNIDAS 22ND FLOOR
CHAC SANTO ANTONIO 04730 090-São Paulo – SP, Brazil
    (Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F x   Form 40-F o

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This material includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance.  These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause actual financial condition and results of operations to differ materially fom those set out in the Company’s forward-looking statements.  You are cautioned not to put undue reliance on such forward-looking statements.  The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements.  The risks and uncertainties relating to the forward-looking statements in this Report on Form 6-K, including Exhibit 1 hereto, include those described under the captions “Forward-Looking Statements” and “Item 3. Key Information — D. Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2024.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Marfrig Global Foods S.A.

Dated: August 5, 2025	By:	/s/ Fabio Luis Mendes Mariano
	Name:	Fabio Luis Mendes Mariano
	Title:	Chief Financial and Investor Relations Officer

 EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Material Fact (fato relevante) disseminated in Brazil by BRF and Marfrig on August 5, 2025
99.2	Notice to BRF’s shareholders of the beginning of the period for exercising the withdrawal rights made available to investors by BRF on August 5, 2025
99.3	Final Synthetic Voting Map of extraordinary general meeting of BRF made available to investors by BRF on August 5, 2025
99.4	Minutes of the Extraordinary General Meeting.